             190 Office Park Way

Pittsford, New York 14534

585-387-9000

VIA EDGAR

October 25, 2010

Vincent J. DiStefano, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Dear Mr. DiStefano:

I am writing this letter in response to your letter dated March 25, 2009, in which you conveyed the staff’s comments on the registration statement on Form N-1A (“Registration Statement”) which we filed on behalf of Our Street Funds, Inc. (“Registrant”) on February 27, 2009.

We are transmitting herewith for filing the following documents which comprise Pre-Effective Amendment No. 1 to the Registration Statement:  Form N-1A Cover Page, Part A (Prospectus), Part B (Statement of Additional Information), Part C (Other Information) and Signature Page. These documents are sometimes referred to herein individually in accordance with the Form N-1A nomenclature and, collectively, as “Pre-Effective Amendment No. 1.” We respond to the staff’s comments seriatim.  The term “Fund” as used in this letter means Virginia Equity Fund, a series of Registrant.

GENERAL

Comment #1:

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Response to Comment #1:

Registrant does not propose to omit any information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act of 1933.

PROSPECTUS

SUMMARY

Comment #2:

To what extent will the Fund invest in debt securities and foreign securities?  Why are the risks of investing in these securities not set forth in the prospectus?

Response to Comment #2:

As noted in the Prospectus under the section captioned “Temporary Defensive Investments,”  the Fund may invest up to 100% of its total assets in investment grade bonds, U.S. Government obligations, repurchase agreements or money market instruments. The Fund’s investments in debt securities will not be a principal investment strategy.  Disclosure relating to the risks associated with such investments has been included in the section captioned “The Fund’s Investment Strategies and Risks.”

As noted in the Statement of Additional Information, the Fund may invest in foreign securities if the Adviser believes such investment would be consistent with the Fund’s investment objective. The Fund’s investments in foreign securities will not be a principal investment strategy.  Although the Fund is not limited in the amount of foreign securities it may acquire, it is presently expected that the Fund will not invest more than 10% of its assets (as measured at the time of purchase) in direct investments in foreign securities traded on foreign securities exchanges.  Disclosure relating to the risks associated with such investments has been included in the section captioned “Other (Non-Principal) Investment Strategies and Risks.”

Comment #3:

Will the Fund experience portfolio turnover of 100% or more?  If so, disclose the risks associated with high portfolio turnover?

Response to Comment #3:

The Fund does not anticipate portfolio turnover of 100% or more in its first year of operations. However, because the Fund has no operating history, we have included disclosure of the risks attendant to high portfolio turnover in the sub-section captioned “Portfolio Turnover.”

Comment #4

Please clarify that when the Fund is investing defensively, it may not achieve its objective.

Response to Comment #4

We have revised the disclosure relating to temporary, defensive investments as follows:  “When the Fund invests in investment grade bonds, U.S.  Government obligations, repurchase agreements or money market instruments as a temporary defensive measure, it is not pursuing its stated investment objective and it may not achieve its investment objective (emphasis added)”.  This investment strategy is not a principal investment strategy and, accordingly, the sub-section captioned “Temporary Defensive Strategies” is not placed in the “Summary” section of the Prospectus.

Comment #5

If the Fund will use options as part of its principal investment strategy, please disclose, including the attendant risks in this section.  Also, disclose the risks attendant with investment in preferred stock and convertible debentures.  Provide complete descriptions of these risks and all other material risks in the section that discusses the Fund’s “Objectives and Principal Investing Strategies.”

Please explain how the Fund’s options strategies will achieve the Fund’s objectives.

Please explain the Fund’s strategy of selling naked put options in greater detail.

Response to Comment #5

The following investment strategies are not principal investment strategies of the Fund:  (1) purchase and sale of options; investments in preferred stock; and investments in convertible debentures.  Accordingly, descriptions of these strategies and the risks attendant thereto are not included in the “Summary” section of the Prospectus.

Comment #6

If the Fund may use hedging techniques, lend portfolio securities, participate in repurchase agreements and sell securities on a “when issued” and “delayed delivery” basis as part of its principal strategy, please disclose, including the associated risks in this section.

Response to Comment #6

The Fund will not engage in either of the following hedging techniques: the lending portfolio securities or in the purchase of securities on a “when issued” and “delayed delivery” basis.  Although the Fund may participate in repurchase agreements, this hedging technique is not part of the Fund’s principal strategy.

EXPENSE INFORMATION

Comment #7

Disclosure elsewhere in the document indicates that the Fund will assess deferred sales charges, yet the fee table suggests otherwise.  Please clarify.

Response to Comment #7

The Fund will offer a single class of shares which feature a front-end sales charge.  The sales charge declines as a percentage of the amount  invested and is eliminated altogether in certain instances.  For example, the sales charge is eliminated altogether on purchases of $1 million or more.  In those instances, a contingent deferred sales charge (“CDSC”) may apply if any of the shares purchased without sales charge are redeemed within 18 months of purchase, as measured from the first day of the calendar month in which the shares were purchased.  The CDSC is calculated as the lesser of:  (1) one percent (1%) of the aggregate net asset value of the redeemed shares at the time of redemption (excluding shares purchased by reinvestment of dividends or capital gains distributions); or (2) one percent (1%) of the original net asset value of the redeemed shares.

Registrant has not interpreted the instructions to Item 3 of Form N-1A as requiring disclosure in the fee table of the CDSC which might be imposed on a share class that features a front-end sales charge.  Nevertheless, we have revised the fee table to address this comment. We would appreciate the opportunity to discuss this issue with the staff.

Comment #8

There is no notation for footnote 2 in the fee table. Please revise the text of footnote 2 to clarify that the adviser may terminate the fee waiver/expense reimbursement agreement at any time.  Also, if the adviser may recoup waiver and reimbursement expenses from the Fund, please so indicate.

Response to Comment #8

The following disclosure has been included as Note 3 to the fee table:  “Other Expenses are based on amounts estimated to be incurred during the current fiscal year and include an amount of 0.25% (of average daily net assets) for the payment of service fees pursuant to the Service Fee Plan and Agreement adopted by the Fund.  The Adviser has voluntarily agreed to waive a portion of its advisory fee and/or reimburse the Fund for expenses that exceed a total expense ratio of 1.95% during the first 12 months of the Fund’s operations.  Although the Adviser can terminate this voluntary arrangement at any time subsequent to the initial 12-month period, the Adviser will not seek to recoup advisory fees waived or expenses reimbursed.”

Comment #9

Please revise the second line item of Annual Operating Expenses to read “Distribution [and/or Service] (12b-1) Fees.  Please clarify whether the Fund will pay for distribution activities, and whether the Fund has adopted, or will adopt, a plan under Rule 12b-1.  If the Fund will not have a 12b-1 plan, please delete the second line and include the service fee in “other expenses.”

Response to Comment #9

The Fund will not pay for distribution activities, and, accordingly has not adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.  The Fund has adopted a Service Fee Plan and Agreement which permits the Fund to compensate the Distributor and/or other financial intermediaries for post-sale activities involved in servicing shareholder accounts.  Registrant believes that the tabular presentation of “Annual Fund Operating Expenses” as reflected in the Registration Statement as filed on February 27, 1009, is consistent with Instruction 3(b) to Item 3 (Risk/Return Summary:  Fee Table) because the “service fee” was shown as a sub-caption of “Other Expenses” to “disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a Rule 12b-1 Plan.”  Nevertheless, Registrant has revised the fee table to incorporate the amount of the service fee into “Other Expenses”.  The existence and amount of the service fee are reflected in Note 3 to the fee table.  Registrant would appreciate the opportunity to discuss the fee table presentation with you prior to effectiveness of the Registration Statement.

Comment #10

Please describe the services to be provided under the Fund’s Service Fee Plan.  Move the disclosure titled “Service Fee Plan” to the discussion of sales loads.  See General Instruction C.3.(a).

Response to Comment #10

The section captioned “Service Fee Plan” has been moved.  That section has been revised as follows:

The Fund has adopted a Service Fee Plan, pursuant to which the Fund may incur expenses of up to 0.25% per year of the Fund’s net assets.  Under the Service Fee Plan, the Fund is permitted to compensate the Distributor for a portion of its costs in servicing shareholder accounts.  The Distributor may pay these fees to financial intermediaries and other service providers for providing personal service and maintaining the accounts of their customers who hold shares of the Fund.  The service fee is paid out of the Fund’s assets on an ongoing basis, it will increase the cost of your investment in the Fund by reducing the value of your account over time.

Comment #11

Please clarify whether the Example reflects sales charges on reinvested dividends and other distributions.

Response to Comment #11

The example has been revised to conclude with the following sentence: “The example does not reflect sales charges (loads) on reinvested dividends and other distributions.  If these sales charges were included, your costs would be higher.”

OBJECTIVES AND PRINCIPAL INVESTING STRATEGIES

Comment #12

Please delete item (2) from the Fund’s definition of “Virginia Securities.”  See Rule 35d-1 under the Investment Company Act of 1940 (“Act”).

Response to Comment #12

Registrant has deleted the second part of the definition of “Virginia Securities” and replaced it with the following: “common stocks of companies that otherwise have a significant impact on the economy of the commonwealth.”  The paragraph which defines “Virginia Securities” now reads:

 To achieve its investment objective, the Fund invests primarily in the common stocks of publicly-traded companies headquartered in the Commonwealth of Virginia (“Virginia” or the “Commonwealth”) and common stocks of companies that otherwise have a significant impact on the economy of the Commonwealth (“Virginia Securities”).  If a company is not headquartered in Virginia, the Adviser will consider such company as having a “significant impact” on the Commonwealth if: (1) 50% or more of its profits are generated from operations (including plants, offices or a sales force) based in Virginia or (2) if the company employs 500 people or more in its operations in Virginia or if Virginia is one of the top three states of employment for the Company.

Registrant believes that the definition of Virginia Securities  satisfies the requirements of Rule 35d-1(a)(3) under the Act because the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by its name; the Fund has disclosed in the Prospectus the specific criteria used by the Fund to select these investments; and the Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in this policy.

Comment #13

Please clarify whether the Fund expects to invest in dividend-paying securities.

Response to Comment #13

The prospectus states:  “Although the receipt of income is not consideration in the selection of portfolio securities, it is possible that the Fund will invest in securities which pay dividends.”

Comment #14

The prospectus contains no disclosure regarding the Fund’s credit quality strategy or the anticipated average credit quality of the Fund’s debt portfolio.  Please clarify.  If the Fund will invest in below investment grade, or “junk” bonds, please so indicate, and disclose all risks attendant with such securities.  Also disclose the percentage of Fund assets to be invested in below investment grade debt.

Response to Comment #14

The prospectus includes disclosure to the effect that all debt securities in which the Fund invests will be investment grade.

Comment #15

Please clarify whether the heading “Other Investment Strategies” refers to principal investment strategies.  If the strategies are principal ones, please disclose them and their attendant risks in the Summary.

Response to Comment #15

Principal investment strategies are described in the section captioned “Principal Investment Strategies” (Fund Summary).  Other non-principal strategies are described elsewhere in the Prospectus in the section captioned “Other (Non-Principal) Investment Strategies and Risks (More About the Fund and Your Account).

Comment #16

Please explain how the Fund’s options strategies will achieve the Fund’s Investment Objective.

Response to Comment #16

The Fund may use options to seek to increase its investment return or for hedging purposes.  The Fund is not required to use options in seeking its investment objective or for hedging purposes and might not do so.

Comment #17

Please explains the Fund’s  strategy of selling naked put options in greater detail.

Response to Comment #17

Registrant has modified the Fund’s options strategy to eliminate the sale of naked put options.

EXCESSIVE TRADING POLICIES AND PROCEDURES

Comment #18

Please clarify that redemptions may not be cancelled or revoked for the reasons stated in this section.

Response to Comment #18

The following sentence has been included in the section captioned “Excessive Trading Policies and Procedures”:  “Redemptions may not be cancelled or revoked in an effort to detect and deter excessive trading.”

HOW TO PURCHASE SHARES

Comment #19

Please clarify whether additional purchases of shares are sold at a price that includes a sales charge in addition to net asset value.

Response to Comment #19

The following sentence has been added to the sub-section captioned “Adding to Your Account” in the section captioned “How to Purchase Shares”:  “Unless your purchase qualifies for a sales charge waiver, all  additional purchases are made at the applicable public offering price which is based on the net asset value next determined after receipt of a purchase order by the Fund and includes a sales charge.”

HOW TO REDEEM SHARES

Comment #20

Please clarify the meaning of “other agents of the Fund” as the term is used in the third paragraph of this section.

Response to Comment #20

The words “other agents of the Fund” have been deleted from the third paragraph of this section.

CALCULATION OF SHARE PRICE

Comment #21

Please substitute “net asset value” for “public offering price” in the first sentence of this section.

Response to Comment #21

The words “net asset value” have been substituted for “public offering price” in the first sentence of this section.

OPERATION OF THE FUND

Comment #22

Please provide the complete address of the Adviser.  Please describe the Adviser’s experience as an investment adviser and the advisory services it provides to the Fund.

State the name, title, and length of service of the Fund’s portfolio manager(s), and state each person’s business experience during the past five years.

Response to Comment #22

In the section captioned “Investment Adviser,” we have included the complete address of the Adviser.

In the section captioned “Portfolio Manager,” we have provided  the Portfolio Manager’s name, his title, and his length of service as Portfolio Manager of the Fund as well as a brief description of his business experience during the past five years.

STATEMENT OF ADDITIONAL INFORMATION

Comment #23

Please revise the Fund’s fundamental investment limitation on concentration to read in pertinent part “particular industry or group of industries.”

Response to Comment #23

We have revised the Fund’s fundamental investment limitation on concentration to read in pertinent part “particular industry or group of industries.”

Comment #24

Please conform the table of Director and Officer disclosure to the requirements of Item 12(a) of Form N-1A.

Response to Comment #24

Registrant has revised the table of Director and Officer disclosure.

Comment #25

Please clarify why Mr. Stratton, by virtue of his equity interest in the Adviser, may derive economic benefits as a result of the adoption and implementation of the Service Fee Plan.

Response to Comment #25

The following sentence has been deleted:   “Mr. Stratton, by virtue of his equity interest in the Adviser, may derive economic benefits as a result of the adoption and implementation of the Service Fee Plan.”

In preparing the documents comprising Pre-Effective Amendment No. 1, we have endeavored not only to address the staff’s comments, but also to address the current disclosures requirements of Form N-1A, as amended.  We recognize that the documents comprising Pre-Effective Amendment No. 1 to the Registration Statement are not complete in all respects. Pre-Effective Amendment No. 1 is filed under Rule 485(a).  We look forward to receiving the staff’s further comments.  We propose to address those comments in a subsequent pre-effective amendment to be filed under Rule 485(b).  In the meantime, if you wish to discuss our responses to the staff’s comments further, please contact me directly at 585-387-9000.

Very truly yours,

/S/ Patricia C. Foster

      Patricia C. Foster

CC:

Our Street Funds, Inc.